Contact

www.linkedin.com/in/
josephmagnotti (LinkedIn)
www.empireflippers.com
(Company)
www.twitart.com/ (Other)

Top Skills

Systems Engineering
Outsourcing
Lead Generation

Languages

English

Honors-Awards

Top Global Producer Of The Year

Publications

EmpireFlippers.com

Joseph Magnotti

Making buying, selling, and investing in online businesses a hassle-free experience
Manila, National Capital Region, Philippines

Summary

Ever thought about having your own business but don’t really have the time to start from scratch?

Or maybe selling and investing in lucrative online businesses but are too afraid to take that leap because the internet is a dangerous place to be looking for legit online businesses?

Listen, being a business owner shouldn’t be full of uncertainties.

That’s why Empire Flippers is here to make it easier for you.

We remove the hassle of selling, buying and investing in online businesses by providing the marketplace, infrastructure, and system.

Those who start businesses know how tedious it is to build one and, to be honest, it’s easier to just buy an established business and own one rather than go through all the hassle and stress.

What makes us unique is that we provide quality online businesses that are already reputable and established so we've got the stability and security department handled.

We have a decade of experience, have won numerous awards and have fine-tuned our process to ensure you have a safe, secure buying and selling experience.

Why don’t we show you how we can actually help you by registering an account with us?

Go ahead and explore an exclusive selection of established, industry-leading online businesses in our marketplace by creating an account TODAY!

https://empireflippers.com/

Experience

Empire Flippers
Founder
December 2010 - Present (12 years 10 months)

My business partner, Justin Cooke, and I created AdSenseFlippers.com to talk about our entrepreneurial journey and how to build niche sites. Later, our audience asked us to sell their sites on our marketplace, so we renamed the company Empire Flippers. We have now become the place to find vetted, revenue generating websites online.

If you are interested in obtaining a site or have one to sell, please reach out to me.

WebStreet
Co-Founder
February 2021 - Present (2 years 8 months)

TwitArt.com
Owner
August 2009 - July 2014 (5 years)

My company, TryBPO, purchased TwitArt.com in August of 2009. Since then I have been instrumental in redesigning the site, adding payments options, training staff to answer customer emails, and driving up sales through good SEO strategy. It has been quite a challenge, but I have learned a lot!

Try BPO Outsourcing Solutions
Partner/Founder
March 2009 - July 2014 (5 years 5 months)

As a founder of TryBPO.com I strive to deliver outsourcing solutions to small and medium sized businesses at an affordable price. I was instrumental in selecting Davao as our location of our first offshore office, saving TryBPO 25% over Manila or Cebu. Also, I have been very hands on in negotiating contacts with vendors and taking a hands on approach to our recruitment of skilled employees.

eLocal Listing

Production Division Manager

October 2007 - January 2010 (2 years 4 months)

Reduced monthly operational costs by over 30%.

Organized a direct offshore office project.

Recruited, hired and trained an overseas staff.

Increased automation and lowered manual error through introduction of scripting technology.

My Group

--Produces and creates the customers' local listings

--QA's and ensures continuous high ranking of the customer's listing

--Adds a custom video to customers profile

--The night crew ensures all day crew operations are completed.

--SEM department maintains all sponsored campaigns

Home Loan Consultants

Operations Manager

February 2002 - October 2007 (5 years 9 months)

Setup computer network, phone systems and other infrastructure

Hired and managed team of loan officers closing 23 million in volume for 2006

Recruited and Trained a group of telemarketers to generate leads

Organized relationships with vendor and partner companies

Personally originated loans every month

Researched marketing strategies and implemented successful campaigns

Critical Path

Technical Account Manager

August 1997 - February 2002 (4 years 7 months)

24/7 emergency contact availability

Escalate customer issues within CP to ensure problem resolution

Project management for new and ongoing services

2000 Outstanding Sales Support award winner

Maintained detailed knowledge of a customer’s integration into Critical Path services

Maintained a working relationship with the customer, Account Management, Sales and Product Managers

Managed over 30 accounts (400k in MRR) including: Avantel, AOL Latin America, ICQ, Network Solutions, and E*trade

Education

Worcester Polytechnic Institute

· (1993 - 1997)